SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

 Pursuant to Section 12(b) or (g) of the

 Securities Exchange Act of 1934

AMBAC FINANCIAL GROUP, INC.

 (Exact Name of Registrant as Specified in its Charter)

Delaware (State of Incorporation or Organization)	13-3621676 (IRS Employer Identification Number)

One State Street Plaza New York, New York (Address of Principal Executive Offices)	10004 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	New York Stock Exchange

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box:       ☒

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box:       ☐

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

 (Title of Each Class)

Item 1.          Description of Registrant's Securities to be Registered.

                        On February 2, 2010, Ambac Financial Group, Inc., a Delaware corporation (the “Company”), entered into a Tax Benefit Preservation Plan (the “Plan”) with Mellon Investor Services LLC, as Rights Agent.

                        The Plan was adopted in an effort to protect the Company’s valuable federal net operating losses (“NOLs”) under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”).

                        As of September 30, 2009, the Company had NOLs amounting to approximately $4.5 billion. The Company can utilize these tax attributes in certain circumstances to offset future U.S. taxable income and reduce the Company’s U.S. federal income tax liability, which may arise even in periods when the Company incurs an accounting loss for reporting purposes. However, the Company’s ability to use the NOLs could be substantially limited if there were an “ownership change” as defined under Section 382 of the Code. In general, an ownership change would occur if certain ownership changes related to the Company’s stock held by 5% or greater shareholders exceeded 50%, measured over a rolling up to three year period beginning with the last ownership change. These provisions can be triggered not only by new issuances and merger and acquisition activity, but by normal market trading, as well. The rights plan is designed to deter trading that would lead to the loss of the Company’s valuable NOLs and the resulting reduction in shareholder value.

                        Our Board of Directors (the “Board”) has the discretion to exempt an acquisition of common stock from the provisions of the rights plan if it determines that the acquisition will not jeopardize tax benefits or is otherwise in the Company’s best interests. The rights plan was adopted with the sole intent of preserving the Company’s tax attributes, and not with the goal of deterring any strategic transactions. The Board remains open to considering all alternatives to maximize stockholder value.

            Under the Plan, from and after the record date of February 16, 2010, each share of our common stock will carry with it one preferred share purchase right (a “Right”), until the Distribution Date (as defined below) or earlier expiration of the Rights, as described below. In general terms, the Rights will work to impose a significant penalty upon any person or group which acquires 4.9% or more of our outstanding common stock after February 2, 2010, without the approval of our Board. Shareholders who own 4.9% or more of the outstanding common stock as of the close of business on February 2, 2010, will not trigger the Rights so long as they do not (i) acquire additional shares of common stock representing one percent (1.0%) or more of the shares of common stock then outstanding or (ii) fall under 4.9% ownership of common stock and then reacquire shares that in the aggregate equal 4.9% or more of the common stock.

            The following description provides a summary of the Plan. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Plan, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference. In addition, a copy of the Plan is available free of charge from our Company.

The Rights. From the record date of February 16, 2010, until the Distribution Date or earlier expiration of the Rights, the Rights will trade with, and will be inseparable from, the common stock. New Rights will also accompany any new shares of Common Stock that we issue after February 16, 2010, until the Distribution Date or earlier expiration of the Rights.

Exercise Price. Each Right will allow its holder to purchase from our Company one one-thousandth of a share of Series B Junior Participating Preferred Stock (“Preferred Share”) for $5.00, subject to adjustment (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership, after February 2, 2010, of 4.9% or more of our outstanding common stock (or if already the beneficial owner of at least 4.9% of our outstanding common stock, by acquiring additional shares of our common stock representing one percent (1.0%) or more of the shares of common stock then outstanding), unless exempted by the Board.  For purposes of the Plan, beneficial owners of purchase contracts issued in connection with our outstanding equity units will be deemed to beneficially own the shares of common stock that are subject to such purchase contract.

            We refer to the date when the Rights become exercisable as the “Distribution Date.” Until that date or earlier expiration of the Rights, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for payment of the Exercise Price, purchase shares of our common stock with a market value of twice the Exercise Price, based on the market price of the common stock as of the acquisition that resulted in such person or group becoming an Acquiring Person.

Exchange. After a person or group becomes an Acquiring Person, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Preferred Share Provisions. Each one one-thousandth of a Preferred Share, if issued:

•         will not be redeemable.

•         will entitle holders to dividends equal to the dividends, if any, paid on one share of common stock.

•         will entitle holders upon liquidation to receive the greater of $1 per share or an amount equal to the payment made on one share of common stock.

•         will have the same voting power as one share of common stock.

•         will entitle holders to a per share payment equal to the payment made on one share of common stock, if shares of our common stock are exchanged via merger, consolidation, or a similar transaction.

The value of one one-thousandth interest in a Preferred Share is expected to approximate the value of one share of common stock.

Expiration. The Rights will expire on the earliest of (i) February 2, 2013, (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the repeal of Section 382 or any successor statute, or any other change, if the Board determines that this Plan is no longer necessary for the preservation of tax benefits, (v) February 2, 2011 if approval of the Plan by a majority of the Company’s shareholders has not been obtained prior to such date, or (vi) a determination by the Board, prior to the time any person or group becomes an Acquiring Person, that the Plan and the Rights are no longer in the best interests of the Company and its shareholders.

Redemption. Our Board may redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Anti-Dilution Provisions. Our Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or common stock.

Amendments. The terms of the Plan may be amended by our Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person and does not become an exempt person prior to the Distribution Date, our Board may not amend the agreement in a way that adversely affects holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Item 2.             Exhibits.

Exhibit No.            Description

4.1

Tax Benefit Preservation Plan, dated as of February 2, 2010, between Ambac Financial Group, Inc. and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of Ambac Financial Group’s Form 8-K filed on February 3, 2010)

SIGNATURE

                     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Ambac Financial Group, Inc.
By: /s/ Anne Gill Kelly
Anne Gill Kelly, Esq.
Managing Director, Corporate
Secretary and Assistant General
Counsel

Dated: February 3, 2010

Exhibit Index

Exhibit No.            Description

4.1

Tax Benefit Preservation Plan, dated as of February 2, 2010, between Ambac Financial Group, Inc. and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of Ambac Financial Group’s Form 8-K filed on February 3, 2010)